                                           American National Insurance Company
                                                     One Moody Plaza
                                                 Galveston, TX 77550-7999

                                                                                                          December 5, 2008

AW Edgar Filing to Withdraw 485APOS Filing (EdgarLink Template 3)
The United States Securities And Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0506

Attn:  Craig Ruckman

Re: American National Insurance Company
      American National Variable Life Separate Account
      WealthQuest III VUL
      CIK 0000867289
           485A POS Filing made on December 4, 2008 (33 Act File No. 333-53122 and 40 Act File No. 811-06160)
      Accession Number:  0000867289-08-000053

Dear Mr. Ruckman:

Pursuant to American National's discussion with SEC staff today, please accept this letter as an AW withdrawal request made pursuant to Securities Act Rule 477 for the 485A POS amendment filing made on December 4, 2008, Accession Number
0000867289-08-000053.  The amendment has been refiled with a minor correction to the auditor consent letter.

No securities were sold in connection with the offering as described in the Registration Statement being withdrawn
(filed 12-04-08, Accession Number 0000867289-08-000053), although sales continue to be made in reliance on the May 1,
2008, Registration Statement for the WealthQuest III VUL.

We appreciate your assistance in this matter.  If you have any questions or need any further information, please feel free to contact me at (409) 621-7739.

Sincerely,

Dwain A. Akins, J.D.
Senior Vice President, Corporate Affairs/Compliance
Chief Compliance Officer
American National Insurance Company